Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-176775

July 17, 2015

Inland Real Estate Income Trust, Inc.

Inland Real Estate Income Trust, Inc. (referred to herein as “us,” “we,” “our” or the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-11 (File No. 333-176775) (as amended from time to time, the “Registration Statement”) and a related prospectus (as supplemented from time to time, the “Prospectus”). Before you invest, you should read the Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, the dealer manager or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling toll-free (800) 826-8228.

On June 11, 2015, GlobeSt.com published an article (the “June Article”), the full text of which is reproduced below as Annex A, after asking for and obtaining a written statement from Mitchell Sabshon, our chief executive officer and a member of our board of directors. Also, on July 15, 2015, GlobeSt.com published an article, the full text of which is reproduced below as Annex B, using the written statement obtained from Mr. Sabshon in connection with the June Article.

Neither of the articles was prepared or reviewed by the Company or any of its affiliates prior to publication. GlobeSt.com routinely publishes articles on real estate news. GlobeSt.com is wholly unaffiliated with the Company, and none of the Company, its sponsor, Inland Real Estate Investment Corporation, or any of its affiliates have made any payment or given any consideration to GlobeSt.com in connection with the articles below or any other matter published by GlobeSt.com concerning the Company or any of its affiliates.

The statements in the articles attributed to or derived from Mr. Sabshon were not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement or the Prospectus or the other documents incorporated by reference into the Registration Statement. Statements in the articles that are not attributed directly to the officers of the Company are not endorsed or adopted by the Company. You should consider statements contained in this free writing prospectus, including those in the articles, only after carefully evaluating all of the information in the Registration Statement, the Prospectus and the documents incorporated by reference into them, including the risk factors described or incorporated by reference therein.

This filing may contain forward-looking statements that reflect expectations and projections about our future results, performance, prospects and opportunities. These statements are not guarantees of future performance, and investors should exercise caution and not place undue reliance on them. Our actual results may differ materially from those expressed in the forward-looking statements due to a number of known and unknown risks, uncertainties and other factors, including the risks and uncertainties discussed in the “Risk Factors” section of the Prospectus and our other filings with the SEC. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law.

Annex A

“Inland Makes $217M in Retail Buys”

By Brian J. Rogal | Chicago

Published: June 11, 2015

CHICAGO—In the first quarter of 2015, Inland Real Estate Income Trust, Inc. acquired 11 multi-tenant, necessity-based retail centers with a total purchase price of $217.5 million, according to company officials. The acquisitions were primarily located in secondary and tertiary markets in nine states and encompass about 1.27 million square feet of commercial retail space.

“Inland has a long history and, as a result, a great deal of comfort acquiring and managing properties in secondary and strong tertiary markets, where we believe we can generate relatively higher risk adjusted returns,” Mitchell Sabshon, chief executive officer of Inland Real Estate Income Trust, Inc., tells GlobeSt.com.

The Oak Brook, IL-based REIT has been a very active buyer throughout the past year. The company’s assets at the end of the first quarter totaled $784 million, up from $134 million just one year earlier, according to documents it filed with the US Securities and Exchange Commission.

As reported in GlobeSt.com, late last summer the company signed an agreement to purchase a 15-property portfolio of retail centers located across eight states, totaling approximately two million square feet, from Kite Realty Group Trust. At an estimated purchase price of $318 million, it was the largest portfolio purchase that Inland Income Trust had made.

The properties that were purchased in this year’s first quarter include:

•	Eastside Junction, Athens, AL: 79,700 square feet
•	Prattville Town Center, Prattville, AL: 168,842 square feet
•	Fairgrounds Crossing, Hot Springs, AR: 155,127 square feet
•	Regal Court, Shreveport, LA: 363,174 square feet
•	Shops at Hawk Ridge, St. Louis, MO: 75,951 square feet
•	Whispering Ridge, Omaha, NE: 69,676 square feet
•	Walgreens Plaza, Jacksonville, NC: 42,219 square feet
•	Frisco Marketplace, Frisco, TX: 107,543 square feet
•	Green Tree Center, Katy, TX: 147,658 square feet
•	Shoppes at Lake Park, West Valley City, UT: 52,997 square feet
•	Plaza at Prairie Ridge, Pleasant Prairie, WI: 9,035 square feet

Although Inland did not disclose the properties’ individual costs, according to SEC documents the prices ranged from the $3.4 million paid for Plaza at Prairie Ridge to the $50.3 million paid for Regal Court.

“We continue to execute on Inland Income Trust’s strategy of acquiring high quality multi-tenant, necessity-based retail centers across the country,” said JoAnn McGuinness, president and chief operating officer of the trust. “At the end of the first quarter, the company’s properties included more than 400 tenants.”

As of March 31, 2015, Inland Income Trust’s portfolio consisted of 42 retail properties, substantially all of which supply everyday needs, totaling about 3.8 million square feet and located in 16 states. The properties have an average economic occupancy of 96.2% and an aggregate purchase price of more than $663 million.

Annex B

“Inland Expands Footprint to 19 States”

By Brian J. Rogal | Chicago

Published: July 15, 2015

CHICAGO—In the second quarter, Inland Real Estate Income Trust, Inc. acquired four multi-tenant, necessity-based retail centers and the remaining parcel of a previously-purchased center. Much like the first quarter, when the Oak Brook, IL-based trust bought 11 centers, the properties were primarily located in secondary and tertiary markets.

“Inland has a long history and, as a result, a great deal of comfort acquiring and managing properties in secondary and strong tertiary markets, where we believe we can generate relatively higher risk adjusted returns,” Mitchell Sabshon, chief executive officer of Inland Real Estate Income Trust, Inc., told GlobeSt.com.

The new acquisitions cost a total of $174.9 million and, including the remaining parcel of the Frisco Marketplace in TX, encompass about 846,000 square feet of commercial retail space in five states. As of June 30, 2015, the company’s portfolio consisted of 46 retail properties located in 19 states, totaling about 4.5 million square feet and with an aggregate purchase price of more than $829.5 million.

The properties that were purchased in the second quarter include:

1) Treasure Valley Crossing, Nampa, ID

2) Yorkville Marketplace, Yorkville, IL

3) White City Shopping Center, Shrewsbury, MA

4) Shoppes at Market Pointe, Papillion, NE

5) Frisco Marketplace – Dickey’s BBQ, Frisco, TX

“During the second quarter, we were pleased to expand our company’s reach to three new states with the addition of these high quality, necessity-based retail centers located in markets with solid demographics,” Sabshon added. “We continue to seek attractive acquisition opportunities and financing terms to expand the company’s portfolio and tenant mix.”